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                                            OMB Number                 3235-0145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                            Magellan Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   559092-40-8
                           --------------------------
                                 (CUSIP Number)


                                Richard G. Brown
                          PARR, WADDOUPS, BROWN, GEE &
                   LOVELESS 185 South State Street, Suite 1300
                           Salt Lake City, Utah 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 29, 1998
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1746 (10-97)                   Page 1 of 9

CUSIP No. 559092-40-8             SCHEDULE 13D                 Page 2 of 9 Pages
         -------------                                             ---  ---
--------------------------------------------------------------------------------
1        Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

              Judith F. Edwards
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a) |X|
                                                                (b) |_|

--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------

4        Source of Funds (See Instructions)

              N/A

--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                    |_|

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

              United States

--------------------------------------------------------------------------------
                 7       Sole Voting Power

                          0
                ---------------------------------------------------------------
 Number of       8       Shared Voting Power
  Shares
Beneficially              1,144,169 (includes 37,500 shares underlying currently
  Owned By                exercisable warrants)
   Each          ---------------------------------------------------------------
 Reporting       9       Sole Dispositive Power
  Person
   With                   0
                ---------------------------------------------------------------
                10       Shared Dispositive Power

                          1,144,169 (includes 37,500 shares underlying currently exercisable warrants)
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

              1,144,169 (includes 37,500 shares underlying currently exercisable warrants)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                    |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

              6.5%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

              IN
--------------------------------------------------------------------------------

CUSIP No. 559092-40-8             SCHEDULE 13D                 Page 3 of 9 Pages
         -------------                                             ---  ---
--------------------------------------------------------------------------------
1        Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

              Robert W. Edwards
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                (a) |X|
                                                                (b) |_|

--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------

4        Source of Funds (See Instructions)

              N/A

--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                    |_|

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

              United States

--------------------------------------------------------------------------------
                 7       Sole Voting Power

                          0
                ---------------------------------------------------------------
 Number of       8       Shared Voting Power
  Shares
Beneficially              1,144,169 (includes 37,500 shares underlying currently
  Owned By                exercisable warrants)
   Each          ---------------------------------------------------------------
 Reporting       9       Sole Dispositive Power
  Person
   With                   0
                ---------------------------------------------------------------
                10       Shared Dispositive Power

                          1,144,169 (includes 37,500 shares underlying currently exercisable warrants)
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

              1,144,169 (includes 37,500 shares underlying currently exercisable warrants)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                    |_|

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

              6.5%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

              IN
--------------------------------------------------------------------------------

CUSIP No. 559092-40-8             SCHEDULE 13D                 Page 4 of 9 Pages
         -------------                                             ---  ---

--------------------------------------------------------------------------------
         This Amendment No. 1 to the Schedule 13D of Judith F. Edwards and Robert W. Edwards amends and supplements, and should be read in conjunction with, the Schedule 13D filed on November 20, 1996.
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         (a)      Title of Class of Equity Securities:

                           Common stock, $0.0001 par value (the "Common Stock")

         (b)      Name of Issuer:

                           Magellan Technology, Inc. (the "Issuer")

         (c)      Address of Issuer's Principal Executive Offices:

                           13526 South 110 West, Draper, Utah 84020

Item 2.  Identity and Background

         (a)      Name:

                           Judith F. Edwards ("JF Edwards")

                           Robert W. Edwards ("RW Edwards")

         (b)      Residence address:

                           809 17th Avenue, Salt Lake City, Utah 84103

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                           JF Edwards does not work outside of the home.

                           RW Edwards is an attorney with the law firm of Kirton & McConkie, P.C., 60 E. South Temple, Suite 1800, Salt Lake City, Utah 84111

         (d) Whether or not, during the last five years, such persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                           None

         (e) Whether or not, during the last five years, such persons were parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: None

CUSIP No. 559092-40-8             SCHEDULE 13D                 Page 5 of 9 Pages
         -------------                                             ---  ---

         (f)      Citizenship:

                           United States


Item 3.  Source and Amount of Funds or Other Consideration

                  On April 29, 1998, 333,333 shares of the Common Stock were issued to JF Edwards upon conversion of a $250,000 note owed to JF Edwards by the Issuer.


Item 4.  Purpose of Transaction

                  The shares of the Common Stock were issued upon conversion of a note owed by the Issuer to JF Edwards.

                  JF Edwards and RW Edwards reserve the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, JF Edwards and RW Edwards presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer

      (a) The aggregate number of shares of the Common Stock beneficially owned by JF Edwards and RW Edwards is 1,144,169 shares, which includes currently exercisable warrants to purchase 37,500 shares and represents 6.5% of the outstanding shares of the Issuer.

      (b) Neither JF Edwards nor RW Edwards has the sole power to vote or direct the vote or the sole power to dispose or to direct the disposition of any shares of the Common Stock. As general partners of Redwards, Ltd., a Utah limited partnership, JF Edwards and RW Edwards share the power to vote and direct the vote and share the power to dispose and direct the disposition of 432,000 shares of the Common Stock which are held in the name of Redwards, Ltd. By virtue of their spousal relationship, RW Edwards may be deemed to share with JF Edwards the power to vote, direct the vote, dispose and direct the disposition of the 674,669 shares of the Common Stock held in JF Edwards' name and the 37,500 shares of the Common Stock underlying currently exercisable warrants, which warrants are also held in JF Edwards' name.

      (c) On April 29, 1998, 333,333 shares of the Common Stock were issued to JF Edwards upon conversion of a $250,000 note owed to JF Edwards by the Issuer. On April 17, 1998, the Issuer granted a warrant to JF Edwards, which warrant is currently exercisable for the purchase of 37,500 shares of the Common Stock at a price of $.37 per share.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,144,169 shares of the Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None

CUSIP No. 559092-40-8             SCHEDULE 13D                 Page 6 of 9 Pages
         -------------                                             ---  ---

Item 7.  Material to Be Filed as Exhibits

         Attached hereto as Exhibit A is a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

CUSIP No. 559092-40-8             SCHEDULE 13D                 Page 7 of 9 Pages
         -------------                                             ---  ---

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





      December 28, 1998                            /s/ JUDITH F. EDWARDS
-----------------------------                ---------------------------------
            Date                                      Judith F. Edwards



      December 28, 1998                            /s/ ROBERT W. EDWARDS
-----------------------------                ---------------------------------
            Date                                      Robert W. Edwards

CUSIP No. 559092-40-8             SCHEDULE 13D                 Page 8 of 9 Pages
         -------------                                             ---  ---

                                INDEX TO EXHIBITS


        Exhibit                   Description
-------------------------       ------------------------------------------------

           A Written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.